EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2014 and the audited consolidated financial statements for the year ended December 31, 2013 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 28, 2014 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico as well as in the Yukon Territory and in British Columbia, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance

During the three months ended March 31, 2014, the Company produced 850 tonnes of bulk silver/gold concentrate and recognized revenues of $5,774,127 on the sale of 925 tonnes of bulk silver/gold concentrate for a gross profit of $2,840,002. Metal prices for revenues recognized during the three months ended March 31, 2014, weighted by dollar of revenue recognized, averaged US$20.15 per ounce of silver and US$1,299 per ounce of gold.

Cash cost per silver equivalent (“AgEq”) for the three months ended March 31, 2014 was $8.62 and $8.58 for San Gonzalo and Avino stockpiles respectively, resulting in a consolidated cash cost per AgEq ounce of $8.61. All-in sustaining cash cost per AgEq ounce for the three months ended March 31, 2014 was $13.01 and $12.29 for San Gonzalo and Avino stockpiles respectively, resulting in consolidated all-in cash cost per AgEq ounce of $12.85.

The Company’s cash and cash equivalents at March 31, 2014 totaled $15,199,333 compared to $3,839,595 at December 31, 2013, while working capital totaled $17,557,067 compared to $5,950,740 at December 31, 2013.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2014 have been conducted on its Avino Property. The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 hectares and is located approximately 80 km north-east of the city of Durango.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

The Avino Property is equipped with a processing facility, which presently processes all output from the San Gonzalo Mine and Avino stockpiles that are located on the property. The Company also continues its efforts to advance and re-open the Avino Mine in order to commence mineral production.

2014 First Quarter Production Highlights

Production quantities aggregated from each of the company’s operations for Q1 2014 compared to Q1 2013 are presented below. Production in both periods includes output from the San Gonzalo Mine (Circuit 1); there was no output from the Avino Mine stockpiles (Circuit 2) during Q1 2013, as the circuit was not operational.

	Q1 2014	Q1 2013	% Change
Total Silver Produced (oz.) calculated	232,401	159,582	46
Total Gold Produced (oz.) calculated	1,273	574	122
Total Silver Eq. Produced (oz) calculated*	312,000	195,457	60

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

•	During Q1 2014, silver production was 232,401 ounces compared to 159,582 ounces during Q1 2013, an increase of 46%.

•	During Q1 2014, gold production was 1,273 ounces compared to 574 ounces during Q1 2013, an increase of 122%.

•
The increases are due to higher feed grades and better production recoveries at San Gonzalo, as further discussed below, and the fact that Circuit 2 was not included in production output for Q1 2013, as it was brought online in April 2013.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Q1 2014 San Gonzalo Mine Production

Production quantities from Q1 2014 compared to Q1 2013 for the San Gonzalo Mine are as follows:

	Q1 2014	Q1 2013	% Change

Total Mill Feed (dry tonnes)	19,784	19,723	0
Average Daily Throughput (tpd)	230	229	0
Days of Operation	86	86	0
Feed Grade Silver (g/t)	355	309	15
Feed Grade Gold (g/t)	2.02	1.29	57
Bulk Concentrate (dry tonnes)	652	568	15
Bulk Concentrate Grade Silver (kg/t)	9.02	8.72	3
Bulk Concentrate Grade Gold (g/t)	46.7	31.4	49
Recovery Silver (%)	84	81	4
Recovery Gold (%)	76	70	9
Mill Availability (%)	98	95.5	3
Total Silver Produced (kg)	5,883	4,960	19
Total Gold Produced (g)	30,441	17,875	70
Total Silver Produced (oz) calculated	189,138	159,582	19
Total Gold Produced (oz) calculated	979	574	70
Total Silver Equivalent Produced (oz) calculated*	250,308	195,457	28

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Q1 2014 San Gonzalo Mine Production Highlights

•	Gold and silver production in Q1 2014 increased by 70% and 19% respectively compared to Q1 2013.

•	The increased production was due to higher feed grades and better recoveries from levels 4 and 5.

•	Concentrate grades were also higher due to the higher feed grades processed.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

During Q1 2014, San Gonzalo production came from levels 4 and 5. Development of level 6 continued throughout the quarter.

On April 1, 2014, Avino provided a development update in respect of level 6 at San Gonzalo. Drifting as of that date had totaled 106 metres to the northwest and 122 metres southeast of the main crosscut across from the ramp on level 6. Results from the back-sampling program as of that date were as follows:

Northwest of Crosscut (Poniente Pte)
Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
18.28	Vein: 1.79	3.224	485	1.22	1.88
	Drift: 2.39	2.444	370	1.02	1.53
3.58	Vein: 1.58	0.791	176	2.55	4.05
	Drift: 2.51	0.541	123	1.95	3.16
5.89	Vein: 1.95	2.339	611	2.22	4.07
	Drift: 2.56	1.815	472	1.92	3.52
11.38	Vein: 1.78	1.451	134	0.51	0.80
	Drift: 2.78	1.004	98	0.40	0.62
Total: 39.13

Southeast of Crosscut (Oriente Ote)
Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
8.44	Vein: 2.53	1.711	121	0.55	1.05
	Drift: 3.90	1.231	87	0.40	0.72
4.41	Vein: 1.55	0.934	70	0.30	0.63
	Drift: 2.90	0.717	54	0.25	0.50
18.25	Vein: 2.05	4.309	460	0.98	1.56
	Drift: 2.72	3.358	354	0.80	1.22
6.53	Vein: 1.94	2.291	208	0.72	0.94
	Drift: 2.38	1.905	177	0.62	0.84
16.11	Vein: 2.90	3.538	599	0.78	1.14
	Drift: 3.62	2.862	483	0.65	0.95
Total: 53.74

Sampling lengths along the vein are continuous as shown on the sample plan map available on Avino’s website.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Assay Methods

Samples from level 6 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of its QA/QC program during analysis of assays from level 6 sampling at San Gonzalo.

2014 San Gonzalo Mine Drill Program

In 2014, Avino will conduct both surface and underground drill programs to further explore the San Gonzalo vein at depth as well as other nearby vein systems. Currently a 70 metre cross cut with drill station is being driven on level 6 with plans to drill angled holes to depth to test the vein between the levels 7 and 10 elevations and below level 10 (the perimeter of the current mineral resource) with the intent of extending known mineralization at depth.

The 2014 drill program will include a surface program intended to explore other vein systems near the San Gonzalo Mine. These vein systems include the Los Angeles and Angelica veins both of which are located within drill distance of existing San Gonzalo mine workings. Results of the 2014 surface and underground drill programs will be released as these are received from Inspectorate Labs.

Avino owns both a surface and an underground drill and will conduct the drilling programs internally. The surface LY-44 drill was recently fully rehabilitated with replacement components to make it more powerful; it now has a capacity of 800 metres using a NQ drill hole diameter.

Avino Mine Stockpiles Production (Circuit 2)

Production quantities from Q1 2014 compared to Q4 2013 for the Avino Mine stockpiles are as follows:

	Q1 2014	Q4 2013	% Change*
Total Mill Feed – (dry tonnes)	19,783	19,576	1
Average Daily Throughput (tpd)	230	228	1
Days of Operation	86	86	0
Feed Grade Silver - g/t	100	92	9
Feed Grade Gold - g/t	0.74	0.94	(21)
Bulk Concentrate – (dry tonnes)	198	226	(12)
Bulk Concentrate Grade Silver (kg/t)	6.78	5.13	32
Bulk Concentrate Grade Gold (g/t)	46.23	43.8	6
Recovery Silver (%)	68	64	6
Recovery Gold (%)	63	54	17
Mill Availability (%)	96.4	93.3	3
Total Silver Produced (kg)	1,346	1,158	16
Total Gold Produced (g)	9,171	9,898	(7)
Total Silver Produced (oz.) calculated	43,263	37,244	16
Total Gold Produced (oz.) calculated	295	318	(7)
Total Silver Eq. Produced (oz.) calculated**	61,692	57,119	8

*Since Circuit 2 was not operational during Q1 2013, no data for the comparative period is available. For analytical purposes, data from Q4 2013 has been provided.

** For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Avino Mine Stockpiles Q1 2014 Highlights

•	Silver production increased in Q1 2014 compared to Q4 2013 by 16%. The increased production was due to a 9% higher feed grade and a 6% improvement in recoveries.

•	Gold production decreased in Q1 2014 compared to Q4 2013 by 7% due to lower feed grades despite a 17% improvement in recoveries.

•	The grade of concentrate was better in Q1 2014 compared to Q4 2013, and resulted in fewer tonnes produced.

Avino Mine

In February 2012, a long-term royalty agreement was signed to grant mining rights to the main Avino vein to the Company. Mining activities on the Avino vein had been suspended in 2001 due to low metal prices and the closure of a key smelter. The Company plans to re-open the Avino Mine once de-watering and all necessary modifications to the processing plant have been completed. As of the date of this MD&A, the Company estimates a capital expenditure budget of approximately $10 million, of which approximately $2.1 million has been incurred, to re-develop the mine, re-configure the mill, purchase mining equipment, and build a new tailings storage facility. When operations resume, the company plans to use an existing 1,000 TPD circuit to process the Avino Mine material. Between 1998 and 2000, prior to suspension of mining activities, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 3,236,732 pounds of copper. When the mine re-opens, the Company expects to process similar material at a similar rate as it did prior to closure in 2001.

The reader is cautioned that no feasibility study has been completed based on mineral reserves. The Company is proceeding with operations at the Avino Mine based on mineral resources that are not mineral reserves, and do not have demonstrated economic viability.

To resume underground advancement at the Avino Mine, the existing underground workings have to be de-watered. As of the date of this MD&A, the water level had receded down to level 11.5 of the mine, which is the level from which the Company anticipates commencing mining operations.

On April 23, 2014, the Company issued a press release that provided an update on progress towards re-opening the mine. Details from the release, not otherwise included in this MD&A, are as follows:

Avino Mine Expansion

As of the date of this MD&A, the main haulage ramp was nearly completely refurbished. New underground mining equipment has been received including a single boom jumbo and a six-yard scoop tram. This equipment was an addition to a scoop tram and air compressor that had previously been acquired. All of the new equipment was purchased using the Caterpillar credit facility. In addition, since the end of the first quarter, two new portable mine offices and five new mine personnel trucks have been purchased, and a 1000kW diesel generator and a 700cfm air compressor have been ordered.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Process Plant Expansion

In the 1,500 TPD crushing area a new 150 tonne live coarse ore bin was added, and the existing jaw crusher was completely rebuilt; new feeders to connect the two were also added, all of which are now operational. In addition, new scalping and product screens have been ordered, and a self-cleaning magnet and metal detector over the existing jaw crusher discharge conveyor were installed, and are now in service. At the time of this MD&A, construction of a new conveyor for the fines from the scalping screen to the fine ore bin was underway.

In the grinding area, repairs to the Circuit 3 ball mill were completed, and a new electrical starter and clutch have been ordered with delivery expected in July 2014. In addition, a new pump box and a pair of feed pumps were installed along with dedicated classification cyclones.

In the flotation area, repairs to the existing 3,900 foot flotation cells were completed. Launderers and piping for individual concentrates had been routed and fitted with pumps. New scavenger and cleaner cells were fabricated using existing parts to complete the flotation section of the mill circuit. In addition, a new blower is now onsite together with pumps for the flotation circuit.

In the dewatering area, a new concentrate filter press has been ordered with delivery expected by the end of the second quarter. Engineering of the layout and foundation for the press was nearly complete at the time of this MD&A.

Infrastructure

Power Line Construction

Discussions with CFE, the Mexican electrical utility company, on the new 34.5kV power line have been completed along with the study covering the proposed location of the towers and power poles. Permitting and consultation discussions with the Ejidos have been taking place and the initial feedback has been favorable. Construction of the power line will proceed once permits are in place, and agreements with the Ejidos affected by the new power line have been negotiated. The Company estimates that the power line will be completed in Q4 2014, subject to the results of its permitting and negotiation efforts described above.

New Tailings Facility

A study to provide engineering services for the new tailings facility is underway. Condemnation drilling and trenching for test samples has been completed with no significant findings; there was no sign of mineralization in the drill core. This work is expected to take approximately 16 weeks to produce a report in support of our application for a permit to dispose of mill tailings in the new storage area. The report will be complete with designs for a tailings dam, proposals for a water reclamation system, and the anticipated amount of fill material required for a capital cost estimate.

Avino Mine Oxide Tailings Resource

The oxide and sulphide tailings are situated approximately 500 m west-southwest of the main shaft to the Avino Mine.

The Avino Property tailings include oxide and sulphide tailings, each requiring separate treatment methods. The tailings were accumulated between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

In Q2 2013, an updated Technical Report was published on the Avino Property by Tetra Tech, Avino’s independent engineering consultant, and included a reference to a preliminary economic assessment and resource estimate on the oxide tailings that was prepared in 2012. The report can be viewed on Avino’s website or on SEDAR.

The Company continues to evaluate the Oxide Tailings Project which had an estimated capital expenditure budget of US$29 million, according to the Tetra Tech report. Plans are being formulated to move this project forward in 2015.

Qualified Person(s)

Avino's projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this MD&A.

Other Highlights

In 2013, a new Income Tax Law was enacted in Mexico (“Mexican Tax Reform”), which became effective January 1, 2014. The Mexican tax Reform contains many new provisions that will or may affect the Company immediately or in the future as follows:

•	A new environmental duty of 0.5% of gross income from the sale of silver and gold;
•
A new 7.5% mining royalty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions, and depreciation and depletion), less exploration expenses;

•	Corporate income tax rate to remain at 30%, eliminating the previously scheduled reduction to 29% in 2014 and a further 1% in 2015 to 28%;
•	Elimination of the Business Flat Tax (“IETU”);
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight‐line basis over 10 years;

•	Reduction of deductibility for various employee fringe benefits; and
•
A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico‐Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has taken the position that the new 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment, and mining assets have a financial reporting value, but no corresponding tax value, for the purposes of the royalty. For the three months ended March 31, 2014, the Company recognized a non‐cash accounting charge to the statement of operations of $149,263 in respect of this royalty. The Company is currently evaluating tax planning strategies that may have the potential to mitigate certain income tax effects related to its activities. The ultimate impact of such strategies, if and when implemented, is subject to final determination by the relevant taxation authorities.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while managing operating costs and improving efficiencies;
2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3.	Implement plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio using new 3D software.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing silver and gold. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver and gold, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost of silver and gold production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the three months ended March 31, 2014 and the three months ended March 31, 2013, as substantially all of the mining equipment used at San Gonzalo and at the Avino stockpiles has been newly purchased, refurbished, or was otherwise not subject to sustained use within the most recent two fiscal years. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

The Company also presents cash flow per share as it believes it assists investors and other stakeholders to evaluate the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

Cash Cost per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold:

San Gonzalo	2014	2013
	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,301,881	$1,809,404	$1,021,852	$2,231,648	$2,449,157
Depletion, depreciation, and accretion	(262,856)	(190,856)	(119,346)	(330,984)	(243,706)
Cash production cost	2,039,025	1,618,548	902,506	1,900,664	2,205,451
Silver equivalent ounces sold	236,578	165,060	157,845	207,798	149,321
Cash cost per silver equivalent ounce	$8.62	$9.81	$5.72	$9.15	$14.77

During the quarter the Company produced a higher number of AgEq ounces per tonne of processed material. Further, both recoveries and grades increased at level 5 which was the primary source of material processed during the quarter. Direct, processing, and other costs increased marginally due to higher costs for fuel, materials, and labour however these increases were more than offset by the increase in AgEq ounces produced.

Avino Stockpiles	2014	2013
	Q1	Q4	Q3	Q2
Cost of sales	$632,244	$597,890	$476,553	$381,905
Depletion, depreciation, and accretion	(40,609)	(13,254)	(43,867)	(7,313)
Cash production cost	591,635	584,636	432,686	374,592
Silver equivalent ounces sold	68,933	29,516	36,745	27,698
Cash cost per silver equivalent ounce	$8.58	$19.81	$11.78	$13.52

1.
Silver equivalent ounces “AgEq” consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

During the quarter the Company realized a decrease of approximately $11.23 per AgEq ounce. In Q4 2013 the Company completed several maintenance services that were expensed during that quarter. There were no such maintenance services required in the current quarter. The Company performs maintenance when required but generally spreads these costs evenly throughout the year.

In February 2014, the Company negotiated preferable terms in a new agreement with a concentrate trading firm. The terms reflect lower treatment charges, higher payables for gold and silver in addition to payment for metals not previously “payable” in prior periods.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Consolidated	2014	2013
	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,934,125	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Depletion, depreciation, and accretion	(303,465)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	2,630,660	2,203,184	1,335,192	2,275,256	2,205,451
Silver equivalent ounces sold	305,511	194,576	194,590	235,496	149,321
Cash cost per silver equivalent ounce	$8.61	$11.32	$6.86	$9.66	$14.77

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

San Gonzalo	2014	2013
	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,301,881	$1,809,404	$1,021,852	$2,231,648	$2,449,157
Depletion, depreciation, and accretion	(262,856)	(190,856)	(119,346)	(330,984)	(243,706)
Cash production cost	2,039,025	1,618,548	902,506	1,900,664	2,205,451
Operating and administrative expenses	1,057,017	733,178	1,096,434	791,369	1,151,904
Depreciation	(12,292)	(143)	(148)	(142)	(172)
Share-based payments	(6,752)	(14,846)	(339,230)	(179,753)	(281,913)
Cash operating cost	3,076,998	2,336,737	1,659,562	2,512,138	3,075,270
Silver equivalent ounces sold	236,578	165,060	157,845	207,798	149,321
All-in sustaining cash cost per silver equivalent ounce	$13.01	$14.16	$10.51	$12.09	$20.60

Avino Stockpiles	2014	2013
	Q1	Q4	Q3	Q2
Cost of sales	$632,244	$597,890	$476,553	$381,905
Depletion, depreciation, and accretion	(40,609)	(13,254)	(43,867)	(7,313)
Cash production cost	591,635	584,636	432,686	374,592
Operating and administrative expenses	260,517	140,280	168,429	165,836
Depreciation	(3,029)	(29)	(23)	(30)
Share-based payments	(1,664)	(2,840)	(52,111)	(37,669)
Cash operating cost	847,459	722,047	548,981	502,729
Silver equivalent ounces sold	68,933	29,516	36,745	27,698
All-in sustaining cash cost per silver equivalent ounce	$12.29	$24.46	$14.94	$18.15

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Consolidated	2014	2013
	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,934,125	2,407,294	1,498,405	2,613,553	2,449,157
Depletion, depreciation, and accretion	(303,465)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	2,630,660	2,203,184	1,335,192	2,275,256	2,205,451
Operating and administrative expenses	1,317,534	873,458	1,264,863	957,205	1,151,904
Depreciation	(15,321)	(172)	(171)	(172)	(172)
Share-based payments	(8,416)	(17,686)	(391,341)	(217,422)	(281,913)
Cash operating cost	3,924,457	3,058,784	2,208,543	3,014,867	3,075,270
Silver equivalent ounces sold	305,511	194,576	194,590	235,496	149,321
All-in sustaining cash cost per silver equivalent ounce	$12.85	$15.72	$11.35	$12.80	$20.60

For the three months ended March 31, 2014, the Company experienced a consolidated decrease in all-in cash cost per AgEq ounce from $20.60 in the three months ended March 31, 2013 to $12.85 for the three months ended March 31, 2014. The Company continues to review its expenditures, and has implemented cost reduction programs in key areas to achieve lower costs. Further, the Company has improved efficiency at its San Gonzalo mine by increasing the size of its team of professionals in Mexico who have significant experience in mining and processing operations. The Company has also increased the number of AgEq ounces produced per material processed which decreased the cash costs.

In April 2013, the Company began processing Avino stockpile material through its newly refurbished Circuit 2 which has a processing capacity of 250 TPD. The costs to process this material in the three months ended March 31, 2014 was $12.29 which is significantly lower than all-in sustaining costs of $24.46 for the three months ended December 31, 2013. The Company is very pleased with this decrease in Avino stockpile costs. The sale of Avino Stockpile material continues to be profitable at current metal prices. In February 2014, the Company entered into a new sales agreement with trading for the sale of Avino Stockpile concentrate. The new sales agreement provides preferable terms including higher payables on metal content, lower treatment charges and payment for additional metals included in the concentrate.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flows, divided by the basic weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2014	2013
Operating cash flows before movements in working capital	$1,631,349	$837,365
Weighted average number of shares outstanding
Basic	29,678,371	27,270,091
Diluted	30,739,038	27,270,091
Cash Flow per Share – basic and diluted	$0.05	$0.03

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Working Capital

	March 31, 2014	December 31, 2013

Current assets	$20,496,848	$8,146,912
Current liabilities	(2,939,781)	(2,196,172)
Working Capital	$17,557,067	$5,950,740

Results of Operations

Summary of Quarterly Results

	2014	2013	2013	2013	2013	2012	2012	2012
Period ended	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2
Revenue	$5,774,127	$3,831,123	$3,821,622	$4,951,952	$3,490,004	2,255,376	-	-
Earnings / Loss for the period	1,344,316	(1,625,762)	938,694	1,447,302	87,978	$173,660	$(829,315)	$(395,556)
Earnings / Loss per Share - basic	0.05	(0.06)	0.03	0.05	0.00	0.01	(0.03)	(0.01)
Earnings / Loss per Share - diluted	0.04	(0.06)	0.03	0.05	0.00	0.01	(0.03)	(0.01)
Total Assets	$48,358,440	$34,552,245	$30,848,797	$29,928,165	$28,114,457	$26,191,608	$25,674,380	$25,825,567

•
Quarterly revenues for the past six quarters have been consistent. Q1 2014 was higher than the previous quarters, due to higher grades, better recoveries, and better contract terms with trading firms. Q4 2012 was slightly lower than each of the subsequent quarters as there were only two months of production available for sale. Q2 2013 revenues were higher due to Circuit 2 coming online in April 2013 in addition to slightly higher metals prices and better grades experienced at the Company’s San Gonzalo Mine.

•
Prior to Q4 2012 the Company was not in production, therefore, it did not have any reportable revenues. Prior to production, proceeds from the sale of concentrate were reported as a reduction in mineral properties. Earnings in Q4 2013 were significantly lower due to non-cash deferred income tax expense of $2,342,453 relating primarily to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administration expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Three months ended March 31, 2014 compared to the three months ended March 31, 2013:

	2014	2013	Notes

Revenue	$5,774,127	$3,490,004	1
Cost of Sales	(2,934,125)	(2,449,157)	2
Mine Operating Income	2,840,002	1,040,847
General and Administrative Expenses
Depreciation	15,321	172
Directors’ fees	20,000	95,000	3
Investor relations	45,920	80,431	4
Management and consulting fees	260,892	251,250
Office and miscellaneous	229,098	125,465
Interest expense	9,005	1,045	5
Professional fees	120,678	9,938	6
Regulatory and compliance fees	33,213	27,093
Salaries and benefits	530,847	221,118	7
Share-based payments	8,416	281,913	8
Travel and promotion	44,144	59,524
	1,317,534	1,151,904

Income (loss) before other items and income tax	1,522,468	(111,057)

Other Items
Interest and other income	5,469	12,987
Unrealized loss on investments	(1,842)	(43,596)
Fair value adjustment for warrant liability	781,727	-	9
Foreign exchange gain (loss)	(71,121)	229,644	10
Income before income tax	2,236,701	87,978
Current income tax expense	(152,669)	-	11
Deferred income tax expense	(739,716)	-	11
Net income	1,344,316	87,978	12
Earnings per Share
Basic	$0.05	$0.00	12
Diluted	$0.04	$0.00	12

1.
Revenues for the three months ended March 31, 2014 were $5,774,127. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable period were $3,490,004. The increase of $2,284,123 is mainly due to improved recovery rates and higher mineral grades in the current quarter, as well as the processing of material from the Avino stockpiles that commenced in the second quarter of 2013.

2.
Total cost of sales for the three months ended March 31, 2014 was $2,934,125 compared to $2,449,157 in the comparative quarter. Cost of sales includes mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion. Cost of sales for the current quarter relates to the production of silver and gold bulk concentrate from the San Gonzalo Mine and the processing of the Avino stockpiles, while the cost of sales for the comparative quarter only relates to the production from the San Gonzalo Mine.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

3.
Directors’ Fees decreased by $75,000 to $20,000 in the three months ended March 31, 2014. In 2013, directors were paid a one-time bonus to exercise stock options issued by the Company. There were no such bonuses in the current quarter.

4.
Investor relations costs were $45,920 for the quarter ended March 31, 2014 compared to $80,431 for the three months ended March 31, 2013, a decrease of $34,511. The decrease was due to fewer promotional materials purchased in the current quarter.

5.
Interest expense was $9,005 for the quarter ended March 31, 2014 compared to $1,045 for the comparative quarter. The increase of $7,960 is due to more equipment acquired under the Caterpillar lease facility.

6.
Professional fees increased by $110,740 from $9,938 for the quarter ended March 31, 2013 to $120,678 for the quarter ended March 31, 2014. The increase is due to the accrual of audit, review, and tax planning fees that the Company did not incur in the comparative quarter.

7.
Salaries and benefits for the quarter ended March 31, 2014 were $530,847, an increase of $309,729 from $221,118 for the quarter ended March 31, 2013. The Company has continued to build its professional team to meet the growth and expansion of the Company’s operations in Mexico. The increase during the current quarter reflects the Company’s profit sharing obligation in accordance with the laws in Mexico.

8.
Share-based payments expenses for the quarter ended March 31, 2014 were $8,416 compared to $281,913 for the quarter ended March 31, 2013, a decrease of $273,497. The decrease is due to 250,000 stock options granted to directors, officers, employees, and consultants of the company during the comparative quarter. No stock options were granted in the current quarter, and current share-based payments expenses are related to the vesting of previously granted options.

9.
The fair value of the Company’s warrant liability decreased by $781,727 during the three months ended March 31, 2014 resulting in a corresponding increase to income. The warrant liability relates to warrants denominated in US dollars that were issued during the three months ended March 31, 2014. Warrants issued in currencies other than the reporting currency of the Company have to be recognized as a liability, and are revalued for each reporting period. No such liability or revaluation obligation existed during the comparative quarter.

10.
Loss on foreign exchange was $71,121 for the three months ended March 31, 2014 compared to a gain of $229,644 in the comparable quarter. The increase in foreign exchange loss of $300,765 is the result of the strengthening of the United States Dollar.

11.
Current income tax expense was $152,669 in the three months ended March 31, 2014 compared to $nil in the quarter ended March 31, 2013. The increase of $152,669 is primarily due to the new 7.5% special mining duty that became effective in January 2014.

Deferred income tax expense was $739,716 for the three months ended March 31, 2014, compared to $nil in the comparative quarter. The increase of $739,716 is due to the utilization of non-capital loss carry forwards as a result of taxable income earned by the Company’s Mexican subsidiaries during the period.

12.
As a result of the foregoing, net income for the quarter ended March 31, 2014 was $1,344,316, an increase of $1,256,338 compared to the quarter ended March 31, 2013, and an increase in earnings per share from $0.00 for the quarter ended March 31, 2013 to $0.05 for the quarter ended March 31, 2014.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the re-opening of the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver and gold, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below:

Intended Use of Proceeds	Actual Use of Proceeds
On December 20, 2012, the Company announced that it had entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$685,698 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In February 2014, the Company closed a brokered public offering for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company’s mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $302,035 and acquired mining equipment of $898,024 during the three months ended March 31, 2014.

Discussion and analysis relating to the Company’s liquidity as at March 31, 2014 and December 31, 2013 is as follows:

Statement of Financial Position	March 31, 2014	December 31, 2013

Cash and cash equivalents	$15,199,333	$3,839,595
Working Capital	17,557,067	5,950,740
Accumulated Deficit	27,147,848	28,502,464

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Cash Flow

	March 31, 2014	March 31, 2013

Cash generated by operating activities	$1,294,259	$1,148,660
Cash generated by financing activities	11,043,306	23,714
Cash used by investing activities	(1,200,059)	(1,811,005)
Increase (decrease) in cash and cash equivalents	11,137,506	(638,631)
Effect of exchange rate changes on cash and cash equivalents	222,232	219,389
Cash and cash equivalents, beginning of the period	3,839,595	4,035,985
Cash and cash equivalents, end of period	$15,199,333	$3,616,743

Operating Activities:

Cash generated by operating activities for the quarter ended March 31, 2014 was $1,294,259 compared to cash generated by operating activities of $1,148,660 for the quarter ended March 31, 2013. Cash generated by operating activities generally fluctuates with charges in net income, non-cash items, such as foreign exchange and income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $11,043,306 for the quarter ended March 31, 2014 compared to $23,714 in the quarter ended March 31, 2013, an increase of $11,019,592. Cash used by financing activities relates to principal repayments on equipment acquired under capital lease. Cash provided by financing activities in the current quarter relates to the issuance of common shares in two brokered public offerings and upon the exercising of stock options. During the quarter ended March 31, 2014, the Company issued common shares in brokered public offerings generating net cash flows of $10,992,326 (2013 – $nil), and employees, consultants, and directors exercised more stock options than in the quarter ended March 31, 2013 generating cash flows of $136,762 (2013 – $63,750).

Investing Activities:

Cash used by investing activities for the quarter ended March 31, 2014 was $1,200,059 compared to $1,811,005 for the quarter ended March 31, 2013. Cash used in investing activities during the quarter ended March 31, 2014 includes cash expenditures of $898,024 on the acquisition of equipment. Equipment purchases include new mining, milling and processing, and transportation equipment used at the Company’s San Gonzalo Mine and Avino stockpiles. In addition, the Company acquired equipment to refurbish the 1,000 TPD circuit and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under capital lease.

The Company also incurred cash expenditures of $302,035 on exploration and evaluation activities relating to the Avino Mine. Additional details of additions to exploration and evaluation assets and equipment are summarized in notes 4 and 5 respectively to the condensed consolidated interim financial statements for the three months ended March 31, 2014.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)
The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2014 and 2013 are as follows:

	March 31, 2014	March 31, 2013

Salaries, benefits, and consulting fees	$352,239	$341,282
Share‐based payments	-	213,500
	$352,239	$554,782

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At March 31, 2014 and December 31, 2013 the following amounts were due to related parties:

	March 31, 2014	December 31, 2013

Directors’ fees	$13,877	$10,352
Oniva International Services Corp.	135,458	135,458
Sampson Engineering Inc.	3,061	1,840
Andrew Kaplan	5,586	1,518
Jasman Yee & Associates, Inc.	6,048	5,040
Wear Wolfin Design	-	2,625
	$164,030	$156,833

(c)
Other related party transactions

The Company owns a 16.67% interest in Oniva International Services Corp. (“Oniva”), a private company with common management, which provides office and administration services to the Company. The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. The transactions with Oniva during the period are summarized below:

	March 31, 2014	March 31, 2013

Salaries and benefits	$98,994	$57,214
Office and miscellaneous	84,446	88,368
	$183,440	$145,582

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

In the normal course of operations, the Company transacts with companies related to Avino’s directors and officers. During the three months ended March 31, 2014, the Company recorded consulting fees of $21,120 (March 31, 2013 - $21,219) from a company controlled by a director, and financial consulting fees of $7,500 (March 31, 2013 – $7,500) from a company related to a director.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured, and with no stated terms of repayment.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, interest receivable, sales taxes receivable, accounts receivable, due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk, and market risk.

(a)
Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents, sales taxes recoverable, and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables, because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

The Company also has credit risk in respect of its sales taxes recoverable, which are due from the governments of Mexico and Canada. The balances are expected to be recoverable in full due to the Company’s previous collection history and the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2014, no amounts were held as collateral.

(b)
Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing, and financing activities. The Company had cash and cash equivalents at March 31, 2014 in the amount of $15,199,333 (December 31, 2013 - $3,839,595) in order to meet short-term business requirements. At March 31, 2014, the Company had current liabilities of $2,939,781 (December 31, 2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. Current income taxes are payable within 12 months.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

(c)
Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	March 31, 2014		December 31, 2013
	MXN	USD	MXN	USD

Cash and cash equivalents	$13,825,428	$11,592,251	$6,166,837	$2,508,191
Sales taxes recoverable	4,861,299	-	3,599,484	-
Amounts receivable	77,098	2,110,061	1,897,963	1,197,766
Accounts payable and accrued liabilities	(16,866,234)	(400,969)	(10,149,263)	(408,427)
Finance lease obligations	-	(1,504,772)	-	(1,579,402)
Net exposure	1,897,591	11,796,571	1,515,021	1,718,128
Canadian dollar equivalent	$160,669	$13,041,109	$123,004	$1,827,401

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

(c)	Market Risk (continued)

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2014 by approximately $1,352,385 (December 31, 2013 - $220,137). The Company has not entered into any foreign currency contracts to mitigate this risk.

(d)
Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $347,657 (December 31, 2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $130,949 (December 31, 2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2014, a 10% change in market prices would have an impact on net earnings of approximately $10,720 (December 31, 2013- $14,904).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(e)
Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at March 31, 2014:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$15,199,333	-	-
Investments in related companies	89,698	-	-
Investments in other companies	57,500	-	-
Financial Liabilities
Warrant liability	-	-	$(513,920)
	$15,346,531	-	$(513,920)

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	March 31, 2014	December 31, 2013

Not later than one year	$191,128	$254,017
Later than one year and not later than five years	366,790	364,827
Later than five years	72,478	69,499
	$630,396	$688,343

In February 2014, the Company entered into a purchase agreement to acquire processing equipment and related parts with a total value of $463,190 (€298,313). The Company paid a deposit of $87,106 (€56,100) and issued a letter of credit for the remaining balance of $376,084 (€242,213). The Company expects to receive the equipment in June 2014.

On March 28, 2014, the Company committed to two new finance leases with Caterpillar Finance. Upon delivery, which occurred in April 2014, the new equipment acquired under the lease was put into use for mining operations in Mexico. The leases are for a term of 36 months and bear interest at a rate of 4.5% per annum. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The Company paid down payments of $324,792 (US$293,558) in April 2014, and financed the remaining purchase price balance of $1,299,169 (US$1,174,231) over the term of the lease.

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2014 had no significant impact on the Company’s condensed consolidated interim financial statements for the periods presented:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The following accounting standards were issued but not yet effective as of March 31, 2014:

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing standards. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 28, 2014, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price		Remaining life (years)

Share capital	32,241,760		-	-
Warrants	1,033,059	$	US2.87	2.75
Stock options	2,486,857		$0.81 - $1.62	0.64 – 4.29
Fully diluted	35,761,676

The following are details of outstanding stock options as at March 31, 2014 and May 28, 2014:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/14)	Number of Shares Remaining Subject to Options (May 28/14)

January 14, 2015	$0.81	45,000	45,000
September 10, 2015	$1.05	238,357	238,357
January 18, 2016	$1.02	849,000	836,500
September 30, 2016	$1.02	760,000	757,000
February 18, 2018	$1.60	220,000	220,000
September 9, 2018	$1.62	390,000	390,000
Total:		2,502,357	2,486,857

The following are details of outstanding warrants as at March 31, 2014 and May 28, 2014:

Expiry Date	Exercise Price Per Share		Number of Underlying Shares (Mar 31/14)	Number of Underlying Shares (May 28/14)

February 25, 2017	$	US2.87	1,033,059	1,033,059
Total:			1,033,059	1,033,059

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company is classified as a venture issuer under Canadian securities legislation, and, accordingly, is not required to certify the design and evaluation of its disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Any design and evaluation activities undertaken by the Company and its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) may not meet the standards for DC&P and ICFR required of non-venture issuers under Canadian securities legislation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for evaluating the effectiveness of the Company’s DC&P (subject to the limitations described above) and have concluded, based on their evaluation, that the Company’s DC&P are effective as at March 31, 2014 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Subject to the limitations described above, the CEO and CFO are also responsible for designing ICFR, or causing ICFR to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO assessed the design of ICFR as at March 31, 2014 and concluded that there are material weaknesses in ICFR, which are as follows:

a)	Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)	Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in resources including number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in ICFR could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to perform periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s DC&P and ICFR that occurred during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and/or ICFR.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 28, 2014. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.